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                                                                       Exhibit 3

[LETTERHEAD OF UNC APPEARS HERE]

                                                   NEWS RELEASE
                                                        Contact:  Bob Pevenstein
                                                                  (410) 266-7333

           GE TO ACQUIRE GREENWICH AIR SERVICES AND UNC INCORPORATED

        FAIRFIELD, CONN. -- March 10, 1997 -- General Electric Company and Greenwich Air Services, Inc. have signed a definitive agreement whereby GE will acquire Greenwich Air.

        Under the terms of the agreement, GE also obtains the rights to complete Greenwich's acquisition of UNC Incorporated, also an aircraft engine services company, which announced in February plans to merge with Greenwich.

        The transactions have been approved by the boards of GE, Greenwich, and UNC. The GE/Greenwich transaction is subject to approval by Greenwich's shareholders. The Greenwich/UNC transaction is subject to approval by the shareholders of UNC. Both transactions are subject to regulatory review.

        Eugene P. Coneso, Sr., chairman and chief executive officer of Greenwich and its controlling share owner, has agreed to sell his shares of Greenwich to GE and has agreed to vote in favor of the transaction.

        The GE/Greenwich agreement calls for GE to acquire Greenwich through a combination of GE stock and cash valued at $530 million or $31 per share of Greenwich stock. The acquisition of UNC by Greenwich will involve a cash transaction valued at an additional $345 million or $15 per share of UNC stock. As part of the transaction, GE will assume the debt of both acquired companies.

        "The acquisition of Greenwich/UNC will enable GE Engine Services to provide even greater customer value by broadening our capabilities and products," said Bill Vareschi, president and chief executive officer of GE Engine Services. "This acquisition is an excellent complementary match between Greenwich's and UNC's capabilities and GE's current services and products. It will bring GE a broader range of customers and will give GE a presence in the growing business jet aviation services sector."

        Eugene P. Coneso, Sr., chairman and chief executive officer of Greenwich said: "The merger of Greenwich Air into GE will result in the most efficient aircraft engine services company in the world and should be of great benefit to Greenwich's customers. The merger will also present a great opportunity for all of Greenwich's employees for greater advancement and financial security. At the same time it will afford Greenwich's shareholders substantial value and the opportunity to receive GE stock on a tax-free basis, with the attendant ability to participate in the future value of GE stock, including the results of this merger. As announced in our February 14, 1997 press release with regard
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to the UNC merger, the combined annual revenues of Greenwich Air and UNC would be nearly $1.8 billion."

        Dan A. Colussy, chairman, chief executive officer, and president of UNC, said: "The acquisition of UNC by GE provides an excellent opportunity for UNC shareholders, customers, and employees. This link into the global, high technology capabilities of GE Engine Services will enhance service to our corporate, regional airline, and military customers, permitting a broader range of services with improved efficiencies."

        GE Engine Services, a wholly owned subsidiary of General Electric Company based in Evendale, Ohio is a provider of overhaul and repair of aircraft engines, components, and accessories, with facilities in the United States, Wales, Brazil, and Singapore. With approximately 6,200 employees worldwide, GE Engine Services in 1996 had revenues of approximately $2.3 billion.

        Greenwich, based in Miami, Florida, is a diversified, independent jet engine maintenance and overhaul company with nine locations, principally in the United States and Scotland. Greenwich services primarily large commercial aircraft engines, as well as marine and industrial aeroderivative engines produced by the world's leading manufacturers. Greenwich has approximately 3,000 employees. In 1996, Greenwich purchased portions of Aviall, Inc., a jet engine overhaul operation.

        UNC, based in Annapolis, Maryland, is a diversified, independent supplier of jet engine maintenance and overhaul with a major focus on smaller jet engines for corporate and military aircraft. UNC's Garrett Aviation Services division, acquired in 1996, provides engine, airframe, and avionics services for business jets and turboprop aircraft. UNC operates primarily at 20 U.S. locations and on 100 military bases in the U.S. and abroad. UNC employs approximately 7,000 people.

        The Greenwich/UNC Merger Agreement provides that, if the GE/Greenwich merger is not consummated, the Greenwich/UNC Merger announced on February 14, 1997, will proceed on the same terms and conditions as previously announced.

For further information, contact:

GE:           Bruce Bunch (203) 373-2039 (Office);        (203) 263-5595 (Home)

Greenwich:    Sara Wilkins (305) 870-7910 (Office)